Exhibit 2
                                                                       ---------

                              WPP GROUP PLC ("WPP")


On 25 August 2006, WPP received the following notification from MFS Investment Management Limited ("MFS"), pursuant to Section 198 to 202 of the Companies Act. MFS, through its legal entities, MFS Investment Management, MFS Institiutional Advisors, Inc, MFS International Limited, MFS Investment Management K.K. and MFS Investment Management (LUX) S.A., has a notifiable interest in 4.04% of WPP's issued share capital.


END
25 August 2006